Chapman and Cutler LLP
111 W. Monroe Street
Chicago, Illinois 60603

June 25, 2015

Stephanie D. Hui

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, N.E.

Washington, D.C. 20549

Re: FT 5513
Target Buyback Portfolio Series
(the “Trust”)
CIK No. 1635035 File No. 333-204404

Dear Ms. Hui:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

Portfolio (p. 11)

1. Please clarify how the factors listed in the fifth bullet point are used to rank the remaining stocks.

Response: The fifth bullet point has been revised to state the following:

“Rank the remaining stocks on three equally-weighted factors: price to cash flow; return on assets; and 3, 6 and 12-month price appreciation. Within the price appreciation factor, the three data points are equally weighted.”

2. Please provide additional clarification in the sixth bullet point as to how the rankings are used to select the final 30 stocks.

Response: The sixth bullet point has been revised to state the following:

“Purchase an approximately equally-weighted portfolio of the 30 stocks with the best overall combined rankings, based on the three factors above, subject to a maximum of six stocks from any one of the ten major Global Industry Classification Standard (“GICS® ”) market sectors.”

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3017.

Very truly yours,

Chapman and Cutler LLP

By  /s/ Brian D. Free

Brian D. Free

Enclosures